10












                              SEC FILE NO. 70-7727

                                       and

                              SEC FILE NO. 70-8593



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                    GPU, Inc.

1

------------------------------------------
                                          :
      In the matter of                    :
      GPU, INC.                           :     Certificate Pursuant
                                          :     to Rule 24 of Partial
                                          :     Completion of
                                          :     Transactions
      SEC File No. 70-7727                :
      SEC File No. 70-8593                :
      (Public Utility Holding Company Act :
      of 1935)                            :
------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


      The undersigned, GPU, Inc. (GPU) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated December 19, 2000, December 22, 1997, November 16, 1995, June 14, 1995, December 28,
1994, September 12, 1994, December 18, 1992, and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated December 26, 2000, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows.

      The following is reported in accordance with Supplemental Order dated November 16, 1995 for SEC File No. 70-7727.

      In December 2000, GPU, Inc. sold GPU International to Aquila Energy Corporation (Aquila) for $225 million. The sale included GPU International's interests in six domestic operating plants and one development stage project. The net proceeds from the sale were used primarily to reduce debt at GPU Capital, Inc. Due to the sale, the financial information related to GPU
International in this filing is presented as of and for the period ending November 30, 2000.

1.    FINANCIAL STATEMENTS
      --------------------

           A copy of GPU International's unaudited Consolidated Balance Sheet as of November 30, 2000 and unaudited Consolidated Statement of Operations for the eleven months ended November 30, 2000 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

2.    BUSINESS ACTIVITIES
      -------------------

PROJECT DEVELOPMENT
-------------------

           Until its sale to Aquila in December 2000, GPU International engaged in project development activities both domestically and internationally.

PROJECT RELATED SERVICES
------------------------

           GPU International provided management, administrative and/or operating services to the following projects (either directly or through subsidiaries), in which GPU International had a direct or indirect ownership interest:

              PROJECT      PROJECT OWNER                    LOCATION
              -------      -------------                    --------
              Marcal       Prime Energy L.P.                   NJ
              Onondaga     Onondaga Cogeneration L.P.          NY
              Lake         Lake Cogen L.P.                     FL
              Pasco        Pasco Cogen L.P.                    FL
              Mid-Georgia  Mid-Georgia Cogen, L.P.             GA

           All of the above  listed  projects  were  sold to Aquila in  December
2000.

3.    GUARANTEES WHICH GPU HAS AGREED TO GRANT
      ----------------------------------------

           No matters to be reported.


4.    GUARANTEES ISSUED
      -----------------

           The following guarantees were outstanding during the period October 1, 2000 through December 31, 2000:

      (a) On September 1, 1999, GPU guaranteed up to $21.3 million in connection with the conversion of a construction loan to a term loan for the Termobarranquilla (TEBSA) project in Colombia. This guarantee expires four years after the loan conversion date (September 2003).

      (b) GPU, Inc. has guaranteed the obligations of GPUI Colombia Ltd., and International Power Advisors, Inc. (the Operators), both of which are subsidiaries of GPU Power, Inc. (GPU Power), which is a wholly-owned subsidiary of GPU, under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is limited to $5 million.

      (c) GPU guaranteed payments to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $8.1 million) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term, which expires in August 2004. In connection with the sale of GPU International to Aquila, GPU has obtained an indemnity from Aquila's corporate parent for any losses which GPU may incur under this guaranty.

5.    SERVICES OBTAINED FROM ASSOCIATED COMPANIES
      -------------------------------------------

           Services obtained from GPU Service, Inc. consisted of (i) administrative, internal auditing, legal, accounting and risk management services; (ii) information services and telecommunications services, and (iii) pension administration services. The total dollar value of such services provided to GPU International during the period October 1, 2000 through November 30, 2000 was $205,493.


6.    SERVICES PROVIDED TO ASSOCIATED COMPANIES
      -----------------------------------------

           A description of services provided by GPU International to associate companies during the period October 1, 2000 through November 30, 2000 will be filed separately under a request for confidential treatment under Rule 104(b).


7.    INVESTMENTS BY GPU IN QUALIFYING FACILITIES, EXEMPT WHOLESALE GENERATORS
      -------------------------------------------------------------------------
      AND FOREIGN UTILITY COMPANIES, AND PERCENTAGE OF EQUITY OWNERSHIP
      -----------------------------------------------------------------

           Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by GPU, as of December 31, 2000 in qualifying facilities (QFs), exempt wholesale generators (EWGs) and foreign utility companies (FUCOs), as well as the percentage of equity ownership.

                             GPU's     GPU's %  OWNERS NOT AFFILIATED WITH GPU
                  FUCO,    Investment  Equity   ------------------------------
Associate         QF or    at 12/31/00 Owner-                          Type of
COMPANY           EWG       ($000)     SHIP     NAME OF ENTITY          ENTITY
-------           ---       ------     ----     --------------          ------


EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES:
---------------------------------------------------------


Empresa           EWG       33,000      50%     AFP Prevision BBV      Foreign
Guaracachi S.A.                                 AFP Futuro de Bolivia  Foreign

Guaracachi        EWG       37,495*    100%     Not Applicable          N/A
America, Inc.

GPU Power, Inc.   EWG      139,115*    100%     Not Applicable          N/A

EI International  EWG          727*    100%     Not Applicable          N/A

GPUI Colombia,    EWG          603*    100%     Not Applicable          N/A
Ltda.

Victoria Electric FUCO     151,924*    100%     Not Applicable          N/A
Inc.

Midlands          FUCO     814,705     100%     Not Applicable          N/A
Electricity plc

GPU Australia     FUCO     176,000     100%     Not Applicable          N/A
Holdings, Inc.

Austran Holdings  FUCO      66,253*    100%     Not Applicable          N/A
Inc.

                  FUCO,      GPU's     GPU's %  OWNERS NOT AFFILIATED WITH GPU
                  QF       Investment  Equity   ------------------------------
Associate         or       at 12/31/00 Owner-                        Type of
COMPANY           EWG       ($000)     SHIP     NAME OF ENTITY       ENTITY
-------           ---      -------     ----     --------------       ------

EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued):
----------------------------------------------------------

Termobarranquilla EWG         86,112      29%     ABB Energy Ventures, Foreign
S.A.                                              Inc.
                                                  Lancaster Steel      Foreign
                                                  Distral Group        Foreign
                                                  Corp. Electrica      Foreign
                                                  De la Costa
                                                  Atlantica

EI Barranquilla,  EWG         34,200*    100%     Not Applicable          N/A
Inc.

Barranquilla      EWG         46,004*    100%     Not Applicable          N/A
Lease Holdings, Inc.

Los Amigos        EWG             12*    100%     Not Applicable          N/A
Leasing Company, Ltd.

GPU International EWG           (475)*   100%     Not Applicable          N/A
Asia, Inc.

International Power
Advisors, Inc.    EWG          2,241*    100%     Not Applicable          N/A

Empresa
Distribuidora Electrica
Regional,S.A.     FUCO       380,702     100%     Not Applicable          N/A

GPU GasNet PTY., Ltd. **     217,043     100%     Not Applicable          N/A
                             -------


Total Aggregate
Investment in
EWGs & FUCOs *            $1,707,562
                           =========

(*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

(**)  Wholly-owned by a FUCO

       In December 2000, GPU sold to Aquila its interests in the following QFs and EWGs: Prime Energy, LP, Lake Cogen Ltd., Pasco Cogen, Ltd., Mid-Georgia Cogen, LP, Selkirk Cogen Partners, LP, NCP Houston Power, Inc., Onondaga Cogen, LP, NCP Perry, Inc., Geddes Cogeneration Corp., Geddes II Corp., EI Services Canada, Ltd., EI Canada Holding, Ltd., EI Brooklyn Investment, Ltd. and EI Brooklyn Power, Ltd. As a result, GPU no longer has any direct or indirect investments in QFs.

       As of December 31, 2000, GPU also owned, directly or indirectly, a 100% interest in each of the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Ireland, Inc.; GPU Power Philippines, Inc.; Austin Cogeneration Corporation; Austin Cogeneration Partners, L.P.; and Hanover Energy Corporation.

8. During the period October 1, 2000 through December 31, 2000, there was no intellectual property provided to GPU International by any associate company, or provided by GPU International to any associate company.

      In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and in addition to the reimbursement agreements described in item 4 above, the following is reported:


1.    FINANCIAL STATEMENTS
      --------------------

      A copy of GPU Capital, Inc.'s (GPU Capital) and GPU Power's unaudited Consolidated Balance Sheets as of December 31, 2000 and unaudited Consolidated Statements of Operations for the twelve months ended December 31, 2000 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

      On October 8, 1998, GPU Capital was incorporated to secure financing to prepay indebtedness of certain subsidiaries of GPU Electric, Inc. (GPU Electric), and for working capital purposes including investments and acquisitions. GPU made a capital contribution to GPU Capital of all of the issued and outstanding common stock of GPU Electric, which then became a wholly-owned subsidiary of GPU Capital. GPU Capital became a wholly-owned subsidiary of GPU.

      GPU  Capital  and  GPU  Electric  develop,   own,  operate  and  fund  the
acquisition of electric and gas transmission and distribution systems outside the United States and will be referred to as "GPU Electric."


2.    INVESTMENTS IN EXEMPT ENTITIES
      ------------------------------

       In May 1996, GPU and Cinergy Corp. (Cinergy) formed Avon Energy Partners plc (Avon), a wholly-owned subsidiary of Avon Energy Partners Holdings, Inc. (Holdings). Holdings was a 50/50 joint venture which acquired Midlands, an English regional electric company. GPU's interest in Holdings is held by EI UK Holdings, Inc. (EI UK), a wholly-owned subsidiary of GPU Electric.

      In addition to the amount invested by EI UK, Holdings borrowed approximately (pound)1.1 billion (U.S. $1.8 billion) through a non-recourse term loan and revolving credit facility to provide for the balance of the acquisition price.

      In July 1999, GPU Electric acquired Cinergy's 50% ownership interest in Avon for (pound)452.5 million (approximately US $714 million). Accordingly, GPU Electric has become the sole owner of Midlands' electric distribution and contracting businesses as well as independent power plants worldwide totaling 1,163 MW. The acquisition was financed through a US $250 million equity contribution from GPU, Inc., the issuance of US $50 million of commercial paper by GPU Capital, and a two-year (pound)245 million (approximately US $366 million) credit agreement entered into by EI UK of which GPU, Inc. has guaranteed approximately US $90 million. In July 1999, GPU began accounting for Midlands as a consolidated entity, rather than under the equity method of accounting as was previously the practice.

      On June 4, 1999, GPU Electric acquired  Transmission  Pipelines  Australia
(TPA), a natural gas transmission business, from the State of Victoria, Australia for A$1.025 billion (approximately US $675 million). TPA has been renamed GPU GasNet. The acquisition was financed through an A$750 million (approximately US $417 million) senior credit facility, which is non-recourse to GPU, Inc. and an equity contribution from GPU Capital of A$275 million

(approximately US $153 million) provided through the issuance of commercial paper guaranteed by GPU, Inc.

      In 2000, GPU GasNet refinanced A$451 million (US $250 million) of its A$747 million (two tranches totaling US $415 million) of bank debt utilizing A$250 million (US $139 million) of proceeds from a new commercial paper program; A$150 million (US $83 million) of proceeds from a new medium term note program; and A$51 million (US $28 million) of proceeds from the issuance of additional commercial paper by GPU Australia Holdings. At December 31, 2000, the following GPU GasNet debt was outstanding: A$250 million (US $139 million) of commercial paper; A$211 million (US $117 million) of bank debt; and A$150 million (US $83 million) of medium term notes. In addition, GPU GasNet has established a A$750 million (US $417 million) revolving credit facility, which serves as backstop for the GPU GasNet commercial paper and medium term note programs. No borrowings were outstanding under this facility at December 31, 2000.

      On March 9, 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa), an Argentine holding company, for $375 million. The acquisition was financed through the issuance of commercial paper by GPU Capital and a $50 million capital contribution from GPU.

      GPU Capital has a $1 billion 364-day senior revolving credit agreement due in November 2001 supporting the issuance of commercial paper for its $1 billion commercial paper program, which has been established to, among other things, finance investments in EWGs and FUCOs. GPU, Inc. has guaranteed GPU Capital's obligations under this program. At December 31, 2000, $633 million was outstanding under this commercial paper program. In early 2001, GPU Capital refinanced the majority of this outstanding commercial paper through its standby revolving credit agreement.

      In November 1997, GPU Australia Holdings, Inc. (Australia Holdings) entered into a $450 million bank credit agreement (Credit Agreement) with Chase Manhattan Bank, as agent for a lending institution consortium. Borrowings under the Credit Agreement are repayable annually (with the option to prepay any amounts without penalty) on each anniversary of the acquisition date in increments of $90 million with the final payment due in November 2001. In April 1999 Australia Holdings prepaid the outstanding $350 million principal balance and interest under this agreement. In order to fund this prepayment, Australia Holdings issued $345 million in commercial paper under its $350 million commercial paper program and received a $5 million inter-company advance from GPU Electric. Pursuant to the terms of the Credit Agreement, commercial paper availability will be reduced annually in increments of $90 million which will, in turn, reduce the amount of commercial paper that Australia Holdings may issue. In 2000, Australia Holdings borrowed $176 million under its $180 million senior revolving credit facility (which is guaranteed by GPU, Inc.) to repay all outstanding obligations under its commercial paper program. The senior revolving credit facility expires in November 2001.

       The above-mentioned Australia Holdings commercial paper program is supported by GPU, Inc. credit facilities and GPU, Inc. has guaranteed all obligations under this program.


3.    DESCRIPTION OF EXEMPT ENTITIES IN WHICH THERE ARE FUNDS INVESTED
      ----------------------------------------------------------------

EMPRESA GUARACACHI, S.A.
------------------------

       In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50% interest in Empresa Guaracachi, S.A.(EGSA), an electric generating company for $47 million. EGSA has an aggregate capacity of 338 MW of natural gas-fired and oil-fired generation facilities located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi which represents more than one-third of Bolivia's generation capacity.

TERMOBARRANQUILLA, S.A.
-----------------------

      In October 1995, GPU Power, through EI Barranquilla, Inc., acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos (TEBSA). TEBSA has an aggregate capacity of 890 MW of gas-fired generation facilities located near Barranquilla, Colombia. Electricity generated by these facilities is sold to Corporacion Electrica de la Costa Atlantica under a long-term (20.5 years) contract.

BARRANQUILLA LEASE HOLDINGS, INC. AND LOS AMIGOS LEASING COMPANY, LTD.
----------------------------------------------------------------------

      Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd. (Leaseco), owns and leases to TEBSA equipment in generation facilities constructed and operated by TEBSA. The lease provides for TEBSA to make monthly lease payments to Leaseco through September 2011.

MIDLANDS ELECTRICITY PLC (MIDLANDS)
-----------------------------------

      Midlands distributes electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns an independent power production business that generates electricity in England and internationally.

EMDERSA
-------

      Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina. The three distribution companies serve approximately 335,000 customers throughout a service territory of approximately 124,300 square miles. The provinces have a total population of about 1.5 million people.

GASNET
------

      The GPU GasNet system encompasses 1,239 miles of transmission pipelines, and consists of two separate networks serving approximately 1.3 million residential customers and about 40,000 industrial and commercial customers throughout Victoria.


4.    SERVICES OBTAINED FROM ASSOCIATED COMPANIES
      -------------------------------------------

      GPU Service, Inc. provided administrative services to GPU Power and GPU Electric in the amount of $187,331 and $205,897 respectively, for the three months ended December 31, 2000, in support of operations and management activities.


5.    SERVICES PROVIDED TO ASSOCIATED COMPANIES
      -----------------------------------------

      A description of services provided by GPU Power to associate companies during the period October 1, 2000 through December 31, 2000 will be filed separately under a request for confidential treatment under Rule 104(b). GPU Electric did not provide any services to associate companies during the period October 1, 2000 through December 31, 2000.

      In accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, the following is reported:

      a) GPU's aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, GPU Inc.'s aggregate investment as of December 31, 2000 is as follows:

                                                      (IN THOUSANDS)
                                                      --------------
FUCOS
-----

Midlands Electricity plc                              $     814,705
GPU Australia Holdings, Inc.                                176,000
Emdersa                                                     380,702
GPU GasNet PTY., Ltd.                                       217,043
                                                          ---------
      Subtotal                                            1,588,450
                                                          ---------

EWGS
----

Termobarranquilla, S.A.                               $      86,112
Empresa Guaracachi, S.A.                                     33,000
                                                          ---------
      Subtotal                                              119,112
                                                          ---------

      Aggregate Investment in FUCOs and EWGs          $   1,707,562
                                                          =========


      b)   As of December 31, 2000
           (In Thousands)
           GPU's Aggregate Investment in FUCOs and EWGs $1,707,562


AGGREGATE INVESTMENT AS A PERCENTAGE OF GPU, INC. AND SUBSIDIARY COMPANIES:
--------------------------------------------------------------------------

Total capitalization                $ 10,100,025                  16.9%
Net utility plant                   $  7,062,047                  24.2%
Total consolidated assets           $ 19,262,461                   8.9%
Market value of common equity       $  4,396,883                  38.8%


      c)   GPU, Inc. and Subsidiary Companies
           Consolidated Capitalization Ratios as of December 31, 2000 (In Thousands)

                                       AMOUNT                        %
                                       ------                        -

Common equity                       $  3,321,050                    32.9
Cumulative preferred stock                74,982                     0.7
Subsidiary-obligated mandatorily
  redeemable preferred securities        125,000                     1.2
Subsidiary-obligated trust
  preferred securities                   200,000                     2.0
Long-term debt                         4,898,326                    48.5
Notes payable                          1,480,667                    14.7
                                     -----------                   -----

      Total capitalization          $ 10,100,025                   100.0%
                                     ===========                   =====

       d) Market-to-book ratio of GPU, Inc. and Subsidiary Companies common stock at December 31, 2000:

Closing Market Price per Share                                  $  36.82
Book Value per Share                                            $  27.74
Market-to Book Ratio of Common Stock                               132.7%


       e) Analysis of Reduction in Retained Earnings for GPU, Inc. and Subsidiary Companies:

                                                                (IN THOUSANDS)
                                                                --------------
Retained Earnings as of 12/31/00                                  $2,395,384
Retained Earnings as of 12/31/99                                   2,426,350
                                                                   ---------
Reduction in Retained Earnings                                    $  (30,966)
                                                                   =========

ANALYSIS OF REDUCTION IN RETAINED EARNINGS:
-------------------------------------------

Income   contribution   from  GPU  Energy  companies             $  322,418
Income/(loss) contribution  from   FUCOs/EWGs/Project   Parents    (160,781)(1)
Income/(loss) contribution from other GPUI/GPU Power investments     (2,755)
Income/(loss)contribution from GPU Advanced Resources                (1,715)
 Income contribution  from MYR Group                                  9,557
Income  contribution  from GPU  Diversified Holdings                    408
Income  contribution  from GPU,  Inc.  (Corporate)                   66,406 (2)
  Cash dividends  declared on Common Stock                         (264,504)
                                                                   --------
Reduction in Retained  Earnings                                    $(30,966)
                                                                   ========

(1) Includes an after-tax loss of $276,619 as a result of the sale of GPU PowerNet.

(2) Includes an after-tax gain of $89,195 as a result of the sale of GPU International.

      f) Statements of Operations for the period ended December 31, 2000 for the following Project Parents and Exempt Entities will be filed separately under a request for confidential treatment under Rule 104 (b):

               Termobarranquilla, S.A.
               GPUI Colombia, Ltda.
               Empresa Guaracachi, S.A.
               GPU GasNet PTY., Ltd.
               GPU International Australia Pty., Ltd.
               Emdersa
               Midlands Electricity plc

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, Inc.


                                    By:/S/ T.G HOWSON
                                       -------------------------------
                                       T.G. Howson
                                       Vice President and Treasurer






Date: April 11, 2001